A.M. KIDD HOLDING INC. (the "Company") a California

Corporation

Financial Statements

For the fiscal year ended December 31, 2022

A.M.Kidd Holding Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	25.00
Checking (X297)	-292.30
Savings	25.00
Savings (X854)	0.00
Total Bank Accounts	**$ -242.30**
Total Current Assets	**$ -242.30**
Fixed Assets	
Building Improvements - CocoNoire Wine Shop	43,348.94
Total Fixed Assets	**$43,348.94**
Other Assets	
Equity Investment - Wine Noire	28,735.96
Funds Held in Escrow - Wefunder	0.00
Intangible Assets, Trademark	6,709.00
Security Deposits	7,070.72
Total Other Assets	**$42,515.68**
TOTAL ASSETS	**$85,622.32**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Note Payable- Pacific Community Ventures	25,000.00
Other Long Term Liabilities - Pending Investments - Wefunder Investors	186,461.51
Total Long-Term Liabilities	**$211,461.51**
Total Liabilities	**$211,461.51**
Equity	
Common Stock - Alicia Kidd	8,339.00
Common Stock - Wine Noire	37,893.55
Opening Balance Equity	-750.00
Owner's Pay and Personal Expenses	-6,559.52
Owner's Withdrawal	-37,125.00
Owners Investment	64,826.01
Retained Earnings	-107,580.29
Net Income	-84,882.94
Total Equity	**$ -125,839.19**
TOTAL LIABILITIES AND EQUITY	**$85,622.32**

A.M.Kidd Holding Inc

Profit and Loss
January - December 2022

	TOTAL
Income	
Investment Income	
Net Income of Subsidiary - Wine Noire	-35,954.16
Total Investment Income	**-35,954.16**
Wine Sales	5,870.25
Total Income	**$ -30,083.91**
Cost of Goods Sold	
Cost of Goods Sold	
Supplies & Materials - COGS	20,060.43
Total Cost of Goods Sold	**20,060.43**
Cost of labor - COS	
Contractors	8,042.22
Total Cost of labor - COS	**8,042.22**
Total Cost of Goods Sold	**$28,102.65**
GROSS PROFIT	**$ -58,186.56**
Expenses	
Advertising/Promotional	3,911.51
Bank Charges	295.38
Car and Truck	
Gas And Fuel	444.83
Parking and Tolls	69.00
Repairs and Maintenance	559.83
Total Car and Truck	**1,073.66**
Compensation of Officer	200.00
Conference Expenses	500.37
Dues & subscriptions	1,848.64
Insurance	1,195.25
Legal & Professional Fees	7,819.81
Licenses and Permits	1,136.72
Meals and Entertainment	1,706.04
Medical Supplies	25.28
Other Business Expenses	40.00
Rent or Lease	913.24
Repair & Maintenance	2,210.29
Shipping, Freight & Delivery	221.35
Software	9,063.42
Taxes Paid	150.00
Telephone	1,047.21

A.M.Kidd Holding Inc

Profit and Loss

January - December 2022

	TOTAL
Training and Education	3,338.23
Total Expenses	**$36,696.40**
NET OPERATING INCOME	**$ -94,882.96**
Other Income	
CA Dream Fund Grant	10,000.00
Interest Earned	0.02
Total Other Income	**$10,000.02**
Other Expenses	
Interest Expense	
Interest Expense - Pacific Community Venture	0.00
Total Interest Expense	**0.00**
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$10,000.02**
NET INCOME	**$ -84,882.94**

A.M.Kidd Holding Inc

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,882.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -84,882.94**
INVESTING ACTIVITIES	
Building Improvements - CocoNoire Wine Shop	-43,348.94
Equity Investment - Wine Noire	35,954.16
Net cash provided by investing activities	**$ -7,394.78**
FINANCING ACTIVITIES	
Note Payable- Pacific Community Ventures	25,000.00
Opening Balance Equity	-750.00
Owner's Pay and Personal Expenses	-4,795.00
Owner's Withdrawal	-11,282.00
Net cash provided by financing activities	**$8,173.00**
NET CASH INCREASE FOR PERIOD	**$ -84,104.72**
Cash at beginning of period	83,862.42
CASH AT END OF PERIOD	**$ -242.30**

A.M. KIDD HOLDING INC.
Statement of Changes in Equity

	Common Stock	Opening Balance Equity	Owner's Pay and Personal Expenses	Owner's Withdrawal	Owner's Investment	Retained Earnings	Total
Balance, January 1, 2022	$46,232.55	($750.00)	$0.00	$0.00	$0.00	$22,697.35	$68,179.90
Net income for the year	$0.00	$0.00	$0.00	$0.00	$0.00	($84,882.94)	($84,882.94)
Common stock issuance	$0.00	$0.00	$0.00	$0.00	$64,826.01	$0.00	$64,826.01
Owner's withdrawal	$0.00	$0.00	$0.00	($37,125.00)	$0.00	$0.00	($37,125.00)
Owner's pay and expenses	$0.00	$0.00	($6,559.52)	$0.00	$0.00	$0.00	($6,559.52)
Balance, December 31, 2022	$37,893.55	($750.00)	($6,559.52)	($37,125.00)	$64,826.01	($62,185.59)	($125,839.19)

A.M. KIDD HOLDING INC.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

A.M. KIDD HOLDING INC. (the "Company") is a corporation organized on Feb 21, 2020 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.